SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of March, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

 (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

This Notice is not an offer for sale of the securities in the United States. Any security referred to in this Notice may not be sold in the United States absent registration or an exemption from registration. Any public offering of the securities mentioned in this Notice will be made by means of a prospectus containing detailed information regarding the companies involved and their management, as well as their respective financial statements.

Free Translation

VOTORANTIM CELULOSE E PAPEL S.A
Publicly-traded company
CNPJ/MF n. 60.643.228/0001-21
NIRE: 35.300.022.807

MATERIAL EVENT NOTICE

In compliance with § 4º, article 157 of Law 6.404, as amended, (the Brazilian Corporate Law) and CVM Instruction number 358/2002, management of VOTORANTIM CELULOSE E PAPEL S.A (“VCP”) hereby announces that VCP has entered into a contract to acquire, for its own account or through a subsidiary, 127,506,457 (one hundred and twenty seven million, five hundred and six thousand, four hundred and fifty seven) common shares of Aracruz Celulose S.A. ("Aracruz"), which represent approximately 28.03% (twenty-eight and three hundredths of a percent) of Aracruz's voting capital, from the Safra family, as result of the exercise of tag along rights in connection with the transaction carried out with the Lorentzen, Moreira Salles and Almeida Braga families ("Families"), as announced through the material event notice published on January 20, 2009.

The acquisition transaction will close by the end of April 2009, in accordance with the terms and conditions of the contract. After the aforementioned closing, VCP will own, directly and indirectly, approximately 84.09% (eighty-four and nine hundredths of a percent) of Aracruz's voting capital.

Management of VCP further informs that, in accordance with applicable law, VCP will register with the Comissão de Valores Mobiliários – CVM a request to perform a public offer to purchase all Aracruz's outstanding common shares. The price will correspond to 80% (eighty percent) of the price agreed with the Families, to be paid on the same terms and conditions set with such sellers.

São Paulo, March 5th, 2009.

Paulo Prignolato
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: March 5, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer